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                              January 24, 2024

       Daniel Cerqueira
       Partner, Cravath, Swaine & Moore LLP
       Walt Disney Co
       Worldwide Plaza
       825 Eighth Avenue
       New York, NY 10019

                                                        Re: Walt Disney Co
                                                            Preliminary Proxy
Statement filed January 16, 2024
                                                            File No. 001-38842

       Dear Daniel Cerqueira:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Cover Letter, page 1

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Please provide the support described for your statement that Mr.
                                                        Iger "...has proven
again this year his ability to steer the Company toward shareholder value creation."
       Background to the Solicitation, page 10

   2. With a view toward revised disclosure, please tell us whether the November 24, 2023 letter from Trian
addressed Trian's views on the company's business, performance and governance and the
consideration you have given to including a description of the
                                                        December 13, 2023
interaction between the company and Trian, as described in Trian's
 Daniel Cerqueira
Walt Disney Co
January 24, 2024
Page 2
         preliminary proxy statement.
3. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following:

                "...that Mr. Peltz   s partnership with Mr. Perlmutter, who
owns the lion   s share of the
              equity claimed by the Trian Group, and the complexity of Mr.
Perlmutter   s history
              with Disney and Mr. Iger and other senior executives, created significant concern
              regarding how that partnership would impact Mr. Peltz   s agenda
as a director."
                "...the Board   s belief that Mr. Rasulo   s close relationship
with Mr. Perlmutter,
              coupled with Mr. Rasulo   s having been passed over in the 2015
COO process despite
              Mr. Perlmutter   s sponsorship of him as a CEO successor, would
likely inhibit Mr.
              Rasulo   s ability to work constructively with Mr. Iger and other
executives at the
              Company with whom Mr. Perlmutter had clashed."
The Board of Directors, page 14

4. Please revise the disclosure under the caption "Director Nominees" to include all of the information required by Item 5(b)(1)(ii) of Schedule 14A.
Executive Compensation - Compensation Tables, page 59

5.       Please confirm that you have disclosed the information required by
Item 401 of
         Regulation S-K pursuant to Item 7(b) of Schedule 14A for each of the individuals listed on page 59.
Items to Be Voted On - Shareholders Proposals, page 99

6.       We note your disclosure on page 99 regarding the vote required to approve the
         shareholder proposals. It appears that your organizational documents on file state that amendments of the bylaws are approved by the board or by "the holders of a majority of the outstanding capital stock entitled to vote thereon." This appears to be different than your disclosure as it relates to the Trian Group Proposal. Please advise or revise.
Annex  B - Supplemental
FirstName   LastNameDaniel Information
                              CerqueiraRegarding Participants in the
Solicitation, page B-2
Comapany
7.     PleaseNameWalt    Disney
                confirm that youCo
                                have disclosed the information required by Item
5(b)(xii)(A) for
Januaryall24,
           Officers  and Employees
              2024 Page  2          included on page B-2 of Annex B.
FirstName LastName
 Daniel Cerqueira
FirstName  LastNameDaniel Cerqueira
Walt Disney  Co
Comapany
January 24,NameWalt
            2024    Disney Co
January
Page 3 24, 2024 Page 3
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions